Exhibit 99.1

51Talk Online Education Group Announces Third Quarter 2023 Results

SINGAPORE, December 18, 2023 -- 51Talk Online Education Group (“51Talk” or the “Company”) (NYSE American: COE), a global online education platform with core expertise in English education, announced its unaudited results for the third quarter ended September 30, 2023.

Third Quarter 2023 Financial and Operating Highlights

•	Gross billings[1] for the third quarter of 2023 were US$10.9 million, at the high-end of outlook and a 11.3% growth from the second quarter of 2023.

•	Net Revenues grew by 70.4% to US$7.8 million in the third quarter of 2023 compared to the third quarter of 2022 and by 23.8% on a sequential basis.

•	The number of active students with attended lesson consumption was approximately 36,000 in the third quarter of 2023, representing a 21.2% sequential growth and a 84.6% increase from 19,500 for the third quarter of 2022.

	For the three months ended
	Sep. 30,	Sep. 30,	Y-o-Y
Key Financial and Operating Data	2022	2023	Change
Net Revenues (in US$ millions)	4.6	7.8	70.4%
Gross Margin	78.6%	76.3%	-2.3%
Gross Billings (in US$ millions)	8.2	10.9	33.9%

Active students with attended lesson consumption[2] (in thousands)	19.5	36.0	84.6%

1 Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received and receivable from third party payment platforms for the sale of course packages and services in such period, net of the total amount of refunds in such period. The gross billings data included herein was from the Company’s business system and converted with quarterly corresponding exchange rate, which may lead to differences with bank records.

2 An “active student with attended lesson consumption” for a specified period refers to a student who attended at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons.

“Growth continued in the third quarter with gross billings coming in at the high end of guidance.” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk.

“During the quarter, we focused on our growth activities in selected markets where we see high potential and benefit from an early-mover advantage. In fact, we have continued to localize our materials to adapt to the local audiences.

Although we are still very much in an expansion mode, we are achieving positive cash flow. Our cash increased by US$ 1.2 million compared to the previous quarter. We remain committed to our sustainable growth approach.” Mr. Huang concluded.

Third Quarter 2023 Financial Results

Net Revenues and Gross Margin

Net revenues for the third quarter of 2023 were US$7.8 million, a 70.4% increase from US$4.6 million for the same quarter last year. The number of active students with attended lesson consumption was approximately 36,000 in the third quarter of 2023, a 84.6% increase from 19,500 for the same quarter last year.

Cost of revenues for the third quarter of 2023 was US$1.9 million, a 88.8% increase from US$1.0 million for the same quarter last year. The increase was primarily due to the increase in total service fees paid to teachers, mainly resulting from an increased number of paid lessons.

Gross profit for the third quarter of 2023 was US$6.0 million, a 65.4% increase from US$3.6 million for the same quarter last year.

Gross margin for the third quarter of 2023 was 76.3%, compared with 78.6% for the same quarter last year.

Operating Expenses

Total operating expenses for the third quarter of 2023 were US$9.8 million, a 58.7% increase from US$6.2 million for the same quarter last year. The increase was mainly due to the increase in sales and marketing expenses.

Sales and marketing expenses for the third quarter of 2023 were US$6.9 million, a 85.2% increase from US$3.7 million for the same quarter last year. The increase was mainly due to higher sales personnel costs related to increases in the number of sales and marketing personnel and the increased investment in marketing. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the third quarter of 2023 were US$6.87 million, a 84.3% increase from US$3.7 million for the same quarter last year.

Product development expenses for the third quarter of 2023 were US$0.9 million, a 38.0% increase from US$0.6 million for the same quarter last year. The increase was mainly due to the increased effort of localizing our product offering to adapt to the local audiences. Excluding share-based compensation expenses, non-GAAP product development expenses for the third quarter of 2023 were US$0.8 million, a 42.1% increase from US$0.58 million for the same quarter last year.

General and administrative expenses for the third quarter of 2023 were US$2.0 million, a 11.9% increase from US$1.8 million for the same quarter last year. The increase was primarily due to the higher personal cost and welfare. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the third quarter of 2023 were US$1.9 million, a 12.4% increase from US$1.7 million for the same quarter last year.

Loss from Operations

Operating loss for the third quarter of 2023 was US$3.9 million, compared with operating loss of US$2.6 million for the same quarter last year.

Non-GAAP operating loss for the third quarter of 2023 was US$3.6 million, compared with non-GAAP operating loss of US$2.4 million for the same quarter last year.

Net Loss

Net loss for the third quarter of 2023 was US$3.9 million, compared with net loss of US$2.8 million for the same quarter last year.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP net loss for the third quarter of 2023 was US$3.6 million, compared with non-GAAP net loss of US$2.6 million for the same quarter last year.

Basic and diluted net loss per share attributable to ordinary shareholders for the third quarter of 2023 was US$0.01, compared with basic and diluted net loss per share of US$0.01 for the same quarter last year.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP basic and diluted net loss per share attributable to ordinary shareholders for the third quarter of 2023 was US$0.01, compared with non-GAAP basic and diluted net loss per share attributable to ordinary shareholders of US$0.01 for the same quarter last year.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for the third quarter of 2023 was US$0.68, compared with basic and diluted net loss per ADS of US$0.50 for the same quarter last year. Each ADS represents 60 Class A ordinary shares.

Excluding share-based compensation expenses of US$0.2 million, non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the third quarter of 2023 was US$0.64, compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of US$0.46 for the same quarter last year.

Balance Sheet

As of September 30, 2023, the Company had total cash, cash equivalents and time deposits of US$22.9 million, compared with US$23.1 million as of December 31, 2022.

The Company had advances from students3 of US$23.7 million as of September 30, 2023, compared with US$15.2 million as of December 31, 2022.

Outlook

For the fourth quarter of 2023, the Company currently expects net gross billings to be between US$11.0 million and US$11.5 million, which would represent a sequential growth of 0.5% to 5.1%.

The foregoing outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on December 18, 2023 (9:00 p.m. Singapore/Beijing/Hong Kong time on December 18, 2023).

Dial-in details for the earnings conference call are as follows:

United States Toll:	1-888-346-8982
International:	1-412-902-4272
Singapore (toll free):	800-120-6157
Mainland China Toll:	4001-201203
Hong Kong Toll:	800-905945
Hong Kong-Local Toll:	852-301-84992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “51Talk Online Education Group”.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until December 25, 2023, by dialing the following telephone numbers:

3 “Advances from students” is defined as the amount of obligation to transfer goods or service to students or business partners for which consideration has been received from students in advance. The deposits from students are also presented in the total amount of “advances from students.”

United States Toll:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Toll:	855-669-9658
Replay Access Code:	2468725

About 51Talk Online Education Group

51Talk Online Education Group (NYSE American: COE) is a global online education platform with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students to take live interactive English lessons, on demand. The Company connects its students with a large pool of highly qualified teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in its international markets; the expected growth of, and trends in, the markets for 51Talk’s course offerings in its international markets; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in the Philippines, its international markets and elsewhere; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

51Talk Online Education Group

Investor Relations

Mr. David Chung

davidchung@51talk.com

Ms. Jinling Wang

wangjinling@51talk.com

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Sep. 30,
	2022	2023
	US$	US$
ASSETS
Current assets
Cash and cash equivalents	18,186	19,971
Time deposits	4,872	2,879
Prepaid expenses and other current assets	3,509	5,746
Total current assets	26,567	28,596

Non-current assets
Property and equipment, net	25	66
Intangible assets, net	104	95
Right-of-use assets	769	655
Other non-current assets	169	383
Total non-current assets	1,067	1,199

Total assets	27,634	29,795

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Advances from students	15,167	23,690
Accrued expenses and other current liabilities	4,341	5,326
Amounts due to related parties	389	2,254
Lease liability	427	569
Taxes payable	186	343
Total current liabilities	20,510	32,182

Non-current liabilities
Lease liability	307	46
Other non-current liabilities	156	178
Deferred tax liabilities	84	4
Total non-current liabilities	547	228

Total liabilities	21,057	32,410

Total shareholders’ deficit	6,577	(2,615)

Total liabilities and shareholders’ deficit	27,634	29,795

51TALK ONLINE EDUCATION GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Net revenues	4,593	6,260	7,828	9,997	19,640
Cost of revenues	(984)	(1,354)	(1,858)	(2,132)	(4,454)
Gross profit	3,609	4,906	5,970	7,865	15,186
Operating expenses
Sales and marketing expenses	(3,728)	(5,109)	(6,905)	(9,294)	(16,455)
Product development expenses	(629)	(694)	(868)	(2,430)	(2,224)
General and administrative expenses	(1,830)	(2,053)	(2,048)	(6,326)	(5,860)
Total operating expenses	(6,187)	(7,856)	(9,821)	(18,050)	(24,539)
Loss from operations	(2,578)	(2,950)	(3,851)	(10,185)	(9,353)
Interest income	3	36	29	3	98
Other expenses, net	(193)	(45)	(43)	(600)	(163)
Loss before income tax expenses and discontinued operations	(2,768)	(2,959)	(3,865)	(10,782)	(9,418)
Income tax (expenses)/benefit	(34)	61	1	(60)	53
Loss from continuing operations, net of income tax	(2,802)	(2,898)	(3,864)	(10,842)	(9,365)
Loss from discontinued operations, net of income tax	-	-	-	(29,712)	-
Net loss, all attributable to the Company’s ordinary shareholders	(2, 802)	(2,898)	(3,864)	(40,554)	(9,365)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	336,341,446	340,329,892	341,725,689	334,996,806	340,473,316

51TALK ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.01)	(0.01)	(0.01)	(0.12)	(0.03)
Net loss per ADS attributable to ordinary shareholders
Basic and diluted	(0.50)	(0.51)	(0.68)	(7.26)	(1.65)

Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	-	(37)	(33)	13	(118)
Product development expenses	(49)	(36)	(44)	(104)	(134)
General and administrative expenses	(156)	(126)	(166)	(512)	(412)

 51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Sales and marketing expenses	(3,728)	(5,109)	(6,905)	(9,294)	(16,455)
Less: Share-based compensation expenses	-	(37)	(33)	13	(118)
Non-GAAP sales and marketing expenses	(3,728)	(5,072)	(6,872)	(9,307)	(16,337)

Product development expenses	(629)	(694)	(868)	(2,430)	(2,224)
Less: Share-based compensation expenses	(49)	(36)	(44)	(104)	(134)
Non-GAAP product development expenses	(580)	(658)	(824)	(2,326)	(2,090)

General and administrative expenses	(1,830)	(2,053)	(2,048)	(6,326)	(5,860)
Less: Share-based compensation expenses	(156)	(126)	(166)	(512)	(412)
Non-GAAP general and administrative xpenses	(1,674)	(1,927)	(1,882)	(5,814)	(5,448)

Operating expenses	(6,187)	(7,856)	(9,821)	(18,050)	(24,539)
Less: Share-based compensation expenses	(205)	(199)	(243)	(603)	(664)
Non-GAAP operating expenses	(5,982)	(7,657)	(9,578)	(17,447)	(23,875)

Loss from operations	(2,578)	(2,950)	(3,851)	(10,185)	(9,353)
Less: Share-based compensation expenses	(205)	(199)	(243)	(603)	(664)
Non-GAAP loss from operations	(2,373)	(2,751)	(3,608)	(9,582)	(8,689)

51TALK ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the nine months ended
	Sep. 30,	Jun. 30,	Sep. 30,	Sep. 30,	Sep. 30,
	2022	2023	2023	2022	2023
	US$	US$	US$	US$	US$
Income tax (expenses)/benefit	(34)	61	1	(60)	53
Less: Tax impact of Share-based compensation expenses	-	-	-	-	-
Non-GAAP income tax (expenses)/benefit	(34)	61	1	(60)	53

Loss from continuing operations, net of income tax	(2,802)	(2,898)	(3,864)	(10,842)	(9,365)
Less: Share-based compensation expenses	(205)	(199)	(243)	(603)	(664)
Non-GAAP loss from continuing operations, net of income tax	(2,597)	(2,699)	(3,621)	(10,239)	(8,701)

Loss from discontinued operations, net of income tax	-	-	-	(29,712)	-
Less: Share-based compensation expenses	-	-	-	-	-
Non-GAAP loss from discontinued operations, net of income tax	-	-	-	(29,712)	-

Net loss, all attributable to the Company’s ordinary shareholders	(2,802)	(2,898)	(3,864)	(40,554)	(9,365)
Less: Share-based compensation expenses	(205)	(199)	(243)	(603)	(664)
Non-GAAP net loss, all attributable to the Company’s ordinary shareholders	(2,597)	(2,699)	(3,621)	(39,951)	(8,701)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	336,341,446	340,329,892	341,725,689	334,996,806	340,473,316

Basic and Diluted	(0.01)	(0.01)	(0.01)	(0.12)	(0.03)

Basic and Diluted	(0.46)	(0.48)	(0.64)	(7.16)	(1.53)